WRITER’S DIRECT DIAL

501-688-8866

January 4, 2017

Mr. Michael Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Home BancShares, Inc.

Registration Statement on Form S-4

Filed December 7, 2016

File No. 333-214957

Dear Mr. Clampitt:

The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the Staff’s comments contained in your letter to Mr. C. Randall Sims, dated December 28, 2016. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the heading contained in your letter.

Amendment No. 1 to the referenced Registration Statement on Form S-4 has been transmitted via EDGAR on the date of this response letter. The responses below refer to specific pages of Amendment No. 1.

Mr. Michael Clampitt

United States Securities and Exchange Commission

January 4, 2017

Comments and Responses

Prospectus Cover Page

1.	Please disclose the closing price of your common stock as of the most recent practicable date.

Response: We have revised the prospectus cover page to address the Staff’s comment.

Questions and Answers, page 1

Q: Does GHI expect to pay any dividends to the GHI shareholders before the merger?, page 5

2.	We note that the Merger Agreement contemplates that, prior to the merger, GHI will declare a special cash dividend payable to its shareholders and that the dividend is related to collection on certain troubled assets. Please expand your disclosure to provide the dollar amount of the “specified assets,” an estimate as to the amount of this dividend, as well as your reasonable estimation as to the likelihood of collection on these assets.

Response: We have revised the referenced portion of the prospectus to address the Staff’s comment. See pp. 5-6 of Amendment No. 1.

Item 21. Exhibits and Financial Statement Schedules.

3.	Please remove “Form of” from your description of Exhibit 8.1.

Response: We have revised Item 21, the Exhibit Index and Exhibit 8.1 to address the Staff’s comment. See pp. II-1 and II-6 of Amendment No. 1 and Exhibit 8.1 to Amendment No. 1.

If you have any questions or require further information, please contact me at (501) 688-8866 or dbuford@mwlaw.com.

Sincerely,

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.

By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. C. Randall Sims

Mr. William H. Dorton